Exhibit 12.1
Avnet, Inc.
Computation of Ratios of Earnings to Fixed Charges

	June 29, 2013	June 30, 2012	July 2, 2011	July 3, 2010	June 27, 2009

	(in thousands)
Earnings:
Income (loss) from continuing
operations before tax	549,265	790,782	870,966	585,083	(1,094,968)
Add fixed charges	141,989	124,521	123,982	85,561	103,304
Total Earnings (loss)	691,254	915,303	994,948	670,644	(991,664)

Fixed charges:
Interest on indebtedness	107,653	90,859	92,452	61,748	78,666
Amortization of debt expense	2,974	2,787	2,629	2,317	3,177
Interest component of rent expense	31,362	30,875	28,901	21,496	21,461
Total fixed charges	141,989	124,521	123,982	85,561	103,304

	4.9	7.4	8.0	7.8	*

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	* Earnings were deficient in covering fixed charges by $1.09 billion for the fiscal year ended June 27, 2009.